UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File No. 001-36675

FIAT CHRYSLER AUTOMOBILES N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street

London SW1A 1HA

United Kingdom

Tel. No.: +44 (0)20 7766 0311

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated March 4, 2020.

Exhibit 99.2	Notice of Annual General Meeting

Exhibit 99.3	Agenda and Explanatory Notes

Exhibit 99.4	Remuneration Policy

Exhibit 99.5	Special Voting Shares’ terms and conditions

Exhibit 99.6	Corporate Governance Statement

Exhibit 99.7	Outstanding share capital and voting rights at the date of notice

Exhibit 99.8	Attendance Card

Exhibit 99.9	Proxy Form

Exhibit 99.10	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2020	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer and Director

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated March 4, 2020.

Exhibit 99.2	Notice of Annual General Meeting

Exhibit 99.3	Agenda and Explanatory Notes

Exhibit 99.4	Remuneration Policy

Exhibit 99.5	Special Voting Shares’ terms and conditions

Exhibit 99.6	Corporate Governance Statement

Exhibit 99.7	Outstanding share capital and voting rights at the date of notice

Exhibit 99.8	Attendance Card

Exhibit 99.9	Proxy Form

Exhibit 99.10	Proxy Card